Exhibit 99.1

Jiayin Group Inc. Reports Fourth Quarter and Fiscal Year 2025 Unaudited Financial Results

SHANGHAI, China, March 31, 2026 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Fourth Quarter 2025 Operational and Financial Highlights:

•
Loan facilitation volume1 was RMB24.2 billion (US$3.5 billion), representing a decrease of 12.6% from the same period of 2024.

•
Average borrowing amount per borrowing was RMB9,846 (US$1,408), representing an increase of 26.1% from the same period of 2024.

•
Repeat borrowing contribution2 was 79.4% compared with 72.7% in the same period of 2024.

•
90 day+ delinquency ratio3 was 2.03% as of December 31, 2025.

•
Net revenue was RMB1,090.2 million (US$155.9 million), representing a decrease of 22.4% from the same period of 2024.

•
Income from operation was RMB94.6 million (US$13.5 million), compared with RMB392.6 million in the same period of 2024.

•
Non-GAAP4 income from operation was RMB120.4 million (US$17.2 million), compared with RMB402.4 million in the same period of 2024.

•
Net income was RMB100.6 million (US$14.4 million), compared with RMB275.5 million in the same period of 2024.

1 “Loan facilitation volume” refers to the loan facilitation volume facilitated in Chinese Mainland during the period presented.

2 “Repeat borrower contribution” for a given period refers to the percentage of loan facilitation volume in Chinese Mainland attributable to repeat borrowers during that period.

“Repeat borrowers” during a certain period refers to borrowers who have borrowed in such period and have borrowed at least twice since such borrowers’ registration on our platform until the end of such period.

3 “90 day+ delinquency ratio” refers to the outstanding principal balance of loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of loans facilitated through the Company’s platform as of a specific date. Loans facilitated outside Chinese Mainland are not included in the calculation.

4 Please see the section entitled “Use of Non-GAAP Financial Measure” below and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Full Year 2025 Operational and Financial Highlights:

•
Loan facilitation volume1 was RMB129.0 billion (US$18.4 billion), representing an increase of 28.0% from RMB100.8 billion in 2024.

•
Average borrowing amount per borrowing was RMB8,601 (US$1,230), compared with RMB8,536 in 2024.

•
Repeat borrowing contribution2 was 76.0% compared with 74.2% in 2024.

•
Net revenue was RMB6,222.2 million (US$889.8 million), compared with RMB5,801.0 million in 2024.

•
Income from operation was RMB1,797.3 million (US$257.0 million), compared with RMB1,248.0 million in 2024.

•
Non-GAAP3 income from operation was RMB1,955.3 million (US$279.6 million), compared with RMB1,307.1 million in 2024.

•
Net income was RMB1,535.7 million (US$219.6 million), compared with RMB1,056.5 million in 2024.

1 “Loan facilitation volume” refers to the loan facilitation volume facilitated in Chinese Mainland during the period presented.

2 “Repeat borrower contribution” for a given period refers to the percentage of loan facilitation volume in Chinese Mainland attributable to repeat borrowers during that period.

“Repeat borrowers” during a certain period refers to borrowers who have borrowed in such period and have borrowed at least twice since such borrowers’ registration on our platform until the end of such period.

3 Please see the section entitled “Use of Non-GAAP Financial Measure” below and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Yan Dinggui, the Company’s Founder, Director and Chief Executive Officer, commented: “In the fourth quarter, the industry navigated a broader transition following the formal implementation of the new regulatory framework. This period of transition contributed to sector-wide liquidity tightening and increased volatility in overall risk levels. In response, we proactively shifted our strategic focus, prioritizing asset quality over scale expansion to ensure long-term stability. Consequently, our loan facilitation volume of the fourth quarter reached RMB24.2 billion and net income stood at RMB100.6 million, representing year-over-year declines of 12.6% and 63.5%, respectively.

Looking back on 2025, we remained firmly committed to our ‘Compliance-First’ principle, refined domestic operations with AI-driven risk management to focus on higher-quality borrower segments and deepened our overseas business development, driving rapid growth in its business scale. Full year loan facilitation volume amounted to RMB129.0 billion, up 28.0% year over year while net revenue grew 7.3% to RMB6,222.2 million.

Moving forward, in light of the evolving regulatory landscape, we remain committed to enhancing operational resilience through prudent risk management and disciplined cost control. We believe this strategic combination of domestic efficiency and geographic diversification will build a sustainable competitive advantage over the long term.”

Fourth Quarter 2025 Financial Results

Net revenue was RMB1,090.2 million (US$155.9 million), representing a decrease of 22.4% from the same period of 2024.

Revenue from loan facilitation services was RMB803.8 million (US$114.9 million), representing a decrease of 28.5% from the same period of 2024. The decrease was primarily due to decreases in loan facilitation volume and facilitation service fee rates.

Revenue from releasing of guarantee liabilities was RMB203.6 million (US$29.1 million) compared with RMB156.6 million in the same period of 2024. The year-over-year increase was primarily due to the increase in average outstanding loan balances for which the Company provided guarantee services.

Other revenue was RMB82.8 million (US$11.9 million), compared with RMB123.9 million for the same period of 2024. The decrease was primarily due to the decrease in the contribution from referral fees.

Facilitation and servicing expense was RMB328.2 million (US$46.9 million), representing a decrease of 3.3% from the same period of 2024.

Reversal of credit losses of uncollectible assets, loans receivable and others was RMB20.1 million (US$2.9 million), compared with RMB1.2 million allowance for credit losses of uncollectible assets, loans receivable and others in the same period of 2024, primarily due to write back of allowance for oversea contingent guarantees arising from lower expected loss rate.

Sales and marketing expense was RMB498.7 million (US$71.3 million), representing a decrease of 3.6% from the same period of 2024, primarily driven by the improvement in operational efficiency.

General and administrative expense was RMB66.8 million (US$9.6 million), representing an increase of 24.4% from the same period of 2024, primarily due to an increase in employee costs.

Research and development expense was RMB121.9 million (US$17.4 million), representing an increase of 21.4% from the same period of 2024, primarily due to an increase in professional service fees and employee costs.

Income from operation was RMB94.6 million (US$13.5 million), compared with RMB392.6 million in the same period of 2024.

Non-GAAP income from operation was RMB120.4 million (US$17.2 million), compared with RMB402.4 million in the same period of 2024.

Net income was RMB100.6 million (US$14.4 million), compared with RMB275.5 million in the same period of 2024.

Basic and diluted net income per share were both RMB0.49 (US$0.07) compared with RMB1.30 in the fourth quarter of 2024. Basic and diluted net income per ADS were both RMB1.96 (US$0.28) compared with RMB5.20 in the fourth quarter of 2024. Each ADS represents four Class A ordinary shares of the Company.

Cash and cash equivalents were RMB61.8 million (US$8.8 million) as of December 31, 2025, compared with RMB124.2 million as of September 30, 2025.

Full Year 2025 Financial Results

Net revenue was RMB6,222.2 million (US$889.8 million), representing an increase of 7.3% from 2024.

Revenue from loan facilitation services was RMB5,112.5 million (US$731.1 million), representing an increase of 27.4% from 2024. The increase was primarily due to the increased loan facilitation volume from the Company’s institutional funding partners.

Revenue from releasing of guarantee liabilities was RMB652.5 million (US$93.3 million) compared with RMB1,357.7 million in 2024. The year-over-year decrease was primarily due to the decrease in average outstanding loan balances for which the Company provided guarantee services.

Other revenue was RMB457.2 million (US$65.4 million), representing an increase of 6.0% from 2024.

Facilitation and servicing expense was RMB1,235.8 million (US$176.7 million), representing a decrease of 39.2% from 2024. This was primarily due to decreased expenses related to financial guarantee services.

Allowance for credit losses of uncollectible assets, loans receivable and others was RMB31.5 million (US$4.5 million), compared with RMB12.2 million from 2024, primarily due to increased allowance for oversea contingent guarantees.

Sales and marketing expense was RMB2,428.0 million (US$347.2 million), representing an increase of 26.9% from 2024, primarily due to an increase in borrower acquisition expenses and commission expenses.

General and administrative expense was RMB302.5 million (US$43.3 million), representing an increase of 36.9% from 2024, primarily driven by an increase in share-based compensation.

Research and development expense was RMB427.1 million (US$61.1 million), representing an increase of 14.7% from 2024, primarily due to an increase in professional service fees and employee costs.

Income from operation was RMB1,797.3 million (US$257.0 million), compared with RMB1,248.0 million in 2024.

Non-GAAP income from operation was RMB1,955.3 million (US$279.6 million), compared with RMB1,307.1 million in 2024.

Net income was RMB1,535.7 million (US$219.6 million), compared with RMB1,056.5 million in 2024.

Basic and diluted net income per share were both RMB7.35 (US$1.05) compared with RMB4.97 in 2024. Basic and diluted net income per ADS were both RMB29.40 (US$4.20) compared with RMB19.88 in 2024. Each ADS represents four Class A ordinary shares of the Company.

The following chart and table display the historical cumulative M3+ Delinquency Rate by Vintage for loan products facilitated through the Company’s platform in Chinese Mainland.

Business Outlook

The Company expects its loan facilitation volume for the first quarter of 2026 to be in the range of RMB18.5 billion to RMB19.5 billion. This outlook reflects a disciplined recalibration of our strategy as we prioritize asset quality and operational resilience amidst the evolving regulatory and macroeconomic landscape. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

Regulatory Update

On October 1, 2025, “Notice by the National Financial Regulatory Administration of Strengthening the Management of the Internet Loan Facilitation Business of Commercial Banks to Enhance the Quality and Efficiency of Financial Services” was officially implemented, marking a new phase of compliance-driven restructuring and profound adjustment for loan facilitation industry. It mandates, among other things, the following key provisions: (i) bank headquarters shall maintain and publicly disclose on their official websites and mobile applications a whitelist of partnered online lending platforms; (ii) online lending platforms are prohibited from charging interest or other fees to borrowers; (iii) credit enhancement service providers are prohibited from charging service or consultation fees, as such practices are deemed to increase credit enhancement fees in a disguised form; and (iv) banks and online lending platforms must fully disclose key information, including but not limited to lenders, annualized interest rates, credit enhancement providers and fees, annualized funding costs, post-default interest and costs, and must clearly state that no other fees will be charged to borrowers. These requirements also apply to consumer finance companies and trust companies engaged in online lending business.

Management believes that the Company’s operating results could be affected as a result of the regulatory update. The magnitude of such impact is subject to significant uncertainty given the unpredictability of the regulatory landscape and the uncertainties inherent in the macroeconomic environment. While near-term uncertainty may persist, the Company believes these regulatory updates will support a more sustainable long-term trajectory.

Share Repurchase Plan Update

In August 2025, the Company’s Board of Directors (the “Board”) approved an adjustment to the existing share repurchase plan, pursuant to which the aggregate value of ordinary shares authorized for repurchase under the plan through June 12, 2026 shall not exceed US$80 million.

As of March 31, 2026, the Company had repurchased approximately 4.6 million of its ADSs for approximately US$30.4 million.

Dividend Policy

On March 27, 2025, in order to provide investors with higher returns, the Board approved and adopted a further adjustment to the Existing Dividend Policy to increase the annual dividend amount such that the Company may choose to declare and distribute a cash dividend once each fiscal year, starting from 2025, at an aggregate amount of around 30% of the net income after tax of the Company in the previous fiscal year. The determination to make dividend distributions in any particular fiscal year will be made at the discretion of the Board based upon factors such as the Company’s results of operations, cash flow, general financial condition, capital requirements, contractual restrictions and other factors as the Board may deem relevant.

On May 20, 2025, the Board approved the declaration and payment of cash dividends of US$0.20 per ordinary share, or US$0.80 per American depositary share in the fiscal year 2025. On July 3, 2025, the Company announced the record date and payment date of the cash dividends. The aggregate amount of cash distributed was approximately US$41.1 million, representing 28% of the net income after tax of the Company in fiscal year 2024.

Conference Call

The Company will conduct a conference call to discuss its financial results on Tuesday, March 31, 2026 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day).

To join the conference call, all participants must use the following link to complete the online registration process in advance. Upon registering, each participant will receive access details for this event including the dial-in numbers, a PIN number, and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register-conf.media-server.com/register/BI7efbea42ba194f0fb2d0443d8e2b4ffe

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.jiayintech.cn/.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit http://ir.jiayintech.cn/.

Use of Non-GAAP Financial Measure

We use non-GAAP income from operation, which is a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that the non-GAAP financial measure helps identify underlying trends in our business by excluding the impact of share-based compensation expenses. We believe that non-GAAP financial measure provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP income from operation represents income from operation excluding share-based compensation expenses.

Non-GAAP income from operation is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for income from operation, net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at a specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2025. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan facilitation of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For investor and media inquiries, please contact:

Jiayin Group

Ms. Emily Lu

Email: ir@jiayinfintech.cn

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	540,523	61,837	8,843
Restricted cash	137,332	413,601	59,144
Accounts receivable and contract assets, net	2,991,166	3,732,677	533,766
Financial assets receivable, net	293,483	601,600	86,028
Prepaid expenses and other current assets, net	377,978	2,121,404	303,356
Deferred tax assets, net	72,405	96,534	13,804
Property and equipment, net	44,397	1,326,943	189,750
Right-of-use assets	52,759	31,195	4,461
Long-term investments, net	162,267	302,077	43,196
Other non-current assets	737,583	68,097	9,738
TOTAL ASSETS	5,409,893	8,755,965	1,252,086
LIABILITIES AND EQUITY
Deferred guarantee income	229,503	458,903	65,622
Contingent guarantee liabilities	213,644	617,588	88,314
Payroll and welfare payables	144,065	210,367	30,082
Tax payables	687,034	1,054,527	150,795
Accrued expenses and other liabilities	956,356	1,282,524	183,399
Bank borrowings	—	671,043	95,958
Lease liabilities	51,677	29,587	4,231
TOTAL LIABILITIES	2,282,279	4,324,539	618,401
TOTAL SHAREHOLDERS' EQUITY	3,127,614	4,431,426	633,685
TOTAL LIABILITIES AND EQUITY	5,409,893	8,755,965	1,252,086

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenue	1,404,493	1,090,198	155,896	5,801,032	6,222,190	889,761
Operating costs and expenses:
Facilitation and servicing	(339,323)	(328,180)	(46,929)	(2,033,511)	(1,235,767)	(176,712)
(Allowance for) Reversal of credit losses of uncollectible assets, loans receivable and others	(1,211)	20,061	2,869	(12,204)	(31,520)	(4,507)
Sales and marketing	(517,208)	(498,717)	(71,316)	(1,913,868)	(2,427,979)	(347,196)
General and administrative	(53,683)	(66,791)	(9,551)	(220,993)	(302,470)	(43,253)
Research and development	(100,427)	(121,925)	(17,435)	(372,441)	(427,125)	(61,078)
Total operating costs and expenses	(1,011,852)	(995,552)	(142,362)	(4,553,017)	(4,424,861)	(632,746)
Income from operation	392,641	94,646	13,534	1,248,015	1,797,329	257,015
Loss from disposal of subsidiaries	(14,431)	—	—	(14,431)	—	—
Impairment of long-term investments	(51,923)	—	—	(51,923)	—	—
Interest income, net	9,113	1,073	153	18,281	8,945	1,279
Other income, net	20,459	5,444	778	95,426	67,111	9,597
Income before income taxes	355,859	101,163	14,465	1,295,368	1,873,385	267,891
Income tax expense	(80,341)	(532)	(76)	(238,900)	(337,652)	(48,284)
Net income	275,518	100,631	14,389	1,056,468	1,535,733	219,607
Less: Net income attributable to non-controlling interests	(6)	—	—	(10)	(9)	(1)
Net income attributable to Jiayin Group Inc.	275,524	100,631	14,389	1,056,478	1,535,742	219,608
Weighted average shares used in calculating net income per share:
- Basic and diluted	212,589,379	206,173,619	206,173,619	212,433,169	208,900,211	208,900,211
Net income per share:
- Basic and diluted	1.30	0.49	0.07	4.97	7.35	1.05
Net income per ADS:
- Basic and diluted	5.20	1.96	0.28	19.88	29.40	4.20
Net income	275,518	100,631	14,389	1,056,468	1,535,733	219,607
Other comprehensive income (loss), net of tax of nil
Fair value changes and foreign currency translation adjustments	6,720	1,991	285	(3,171)	3,862	552
Comprehensive income	282,238	102,622	14,674	1,053,297	1,539,595	220,159
Comprehensive income attributable to non-controlling interests	34	25	4	21	101	14
Total comprehensive income attributable to Jiayin Group Inc.	282,204	102,597	14,670	1,053,276	1,539,494	220,145

JIAYIN GROUP INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Non-GAAP income from operation to Income from operation
Income from operation	392,641	94,646	13,534	1,248,015	1,797,329	257,015
Add: share-based compensation expenses	9,778	25,736	3,680	59,122	157,938	22,585
Non-GAAP income from operation	402,419	120,382	17,214	1,307,137	1,955,267	279,600